Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-134317

Beverly National Corporation Press Release

FOR IMMEDIATE RELEASE	Contact: Michael O. Gilles 978-720-1226

BEVERLY NATIONAL CORPORATION

ANNOUNCES INCREASE IN EARNINGS FOR THE QUARTER AND YEAR TO DATE

June 30, 2006

(Beverly, MA) July 10, 2006—Don Fournier, President and Chief Executive Officer of Beverly National Corporation (the “Company”) and its subsidiary Beverly National Bank (“Bank”) announced the Company’s earnings for the quarter and six months ended June 30, 2006.

The Company reported net income for the quarter of $719,000, or basic earnings per share of $0.38 and fully diluted earnings of $0.37 per share, compared to net income of $575,000, or basic earnings per share of $0.31 and fully diluted earnings of $0.30 per share for the same period last year. The results for last year included a non-recurring charge, net of tax, of $106,000 related to severance and consulting payments to the former CFO. After adjusting for the one-time charge, net income would have been $681,000, or basic earning per share of $0.36 and fully diluted earnings of $0.35 per share for the 2005 period. The 2006 results represent an increase in net income of $38,000, or 5.6%, and increases of 5.6% and 5.7% in basic and fully diluted earnings per share, respectively, compared to the same period last year after adjusting for the non-recurring charge.

The Company reported net income for the six months ended June 30, 2006 of $1.5 million, or basic earnings per share of $0.77 and fully diluted earnings of $0.75 per share, compared to net income of $1.2 million, or basic earnings per share of $0.65 and fully diluted earnings of $0.63 per share for the same period last year. After adjusting for the aforementioned non-recurring charge, net of tax, of $106,000, net income would have been $1.3 million, or basic earning per share of $0.70 and fully diluted earnings of $0.68 per share for the 2005 period. The 2006 results represent an increase in net income of $141,000, or 10.7%, and increases of 10.0% and 10.3% in basic and fully diluted earnings per share, respectively, compared to the same period last year after adjusting for the non-recurring charge.

President Fournier stated, “We are pleased to be reporting a 5.6% increase in quarterly earnings and a 10.7% increase in year-to-date earnings compared to the same periods last year after adjusting for the non-recurring charge. The current interest rate environment continues to present the Bank with a number of challenges as we continue to follow the strategic direction and plans put in place during 2005. Interest rates have continued to rise, impacting the Bank’s cost of funds and, as a result, net interest income growth. The additional loan growth, while at smaller margins, and the continued focus on reducing operating expenses, has allowed the Bank to offset the increased interest costs and improve the core earnings of the Bank. We continue to direct our resources and focus on growing the core business units of the Bank.”

Total assets as of June 30, 2006 were $440.8 million, compared to $412.5 million at December 31, 2005, an increase of $28.3 million, or 6.9%. Loans, net of the allowance for loan losses, increased $30.6 million, or 11.5% during the period. Total deposits have remained flat and the loan portfolio growth was funded primarily through an increase of $27.4 million, or 119.4%, in Federal Home Loan Bank borrowings and a slight decline in the investment portfolio. President Fournier stated, “We continue to be pleased with the growth of the loan portfolio as, in the current interest rate environment, it provides the better spread to our incremental and increasing cost of funds. We believe investing the future growth of the Company in the loan area offers the greatest earnings potential. The market for deposits has become an even bigger challenge as financial institutions have become more competitive and aggressive in pricing at current interest rate levels to gather and retain deposits. During the period we began to meet some of these competitive pressures by offering certain special product promotions to match these competitors’ rates. As expected, the combination of increased cost of deposits and lower incremental margin on the new asset growth has impacted the net interest margin, which decreased from 4.08% and 4.21% for the second quarter and first half of 2005, respectively, to 3.74% and 3.89% for the same periods of 2006. By offering these special rates, however, we were able to maintain our deposit base since the prior year-end. We anticipate that we will be forced to continue to have to remain competitive in deposit pricing during the third quarter to protect our deposit base.”

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Cash and due from banks	$12,049	$13,134
Interest bearing demand deposits with other banks	275	306

Cash and cash equivalents	12,324	13,440
Investments in available-for-sale securities (at fair value)	46,891	47,729
Investments in held-to-maturity securities	63,012	65,514
Federal Home Loan Bank stock, at cost	3,214	1,872
Federal Reserve Bank stock, at cost	188	188
Loans, net of the allowance for loan losses of $2,801 and $2,514, respectively	297,895	267,256
Premises and equipment	4,983	4,577
Accrued interest receivable	1,703	1,639
Other assets	10,562	10,297

Total assets	$440,772	$412,512

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$75,013	$78,218
Interest-bearing	270,896	267,594

Total deposits	345,909	345,812
Federal Home Loan Bank advances	50,250	22,900
Securities sold under agreements to repurchase	12,052	11,390
Other liabilities	3,266	3,689

Total liabilities	411,477	383,791

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none	—	—
Common stock, $2.50 par value per share; 2,500,000 shares authorized; issued 2,003,298 shares as of June 30, 2006 and 1,993,200 shares as of December 31, 2005; outstanding, 1,892,893 shares as of June 30, 2006 and 1,882,795 shares as of December 31, 2005	5,010	4,983
Paid-in capital	6,937	6,848
Retained earnings	19,693	18,992
Treasury stock, at cost (110,405 shares as of June 30, 2006 and December 31, 2005)	(1,495)	(1,495)
Accumulated other comprehensive loss	(850)	(607)

Total stockholders’ equity	29,295	28,721

Total liabilities and stockholders’ equity	$440,772	$412,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Interest and dividend income:
Interest and fees on loans	$4,674	$3,629	$9,017	$7,147
Interest on debt securities:
Taxable	999	1,003	2,025	2,014
Tax-exempt	23	18	49	39
Dividends on marketable equity securities	62	2	124	4
Other interest	1	65	15	74

Total interest and dividend income	5,759	4,717	11,230	9,278

Interest expense:
Interest on deposits	1,338	1,074	2,552	1,825
Interest on other borrowed funds	755	48	1,195	130

Total interest expense	2,093	1,122	3,747	1,955

Net interest and dividend income	3,666	3,595	7,483	7,323
Provision for loan losses	150	120	290	260

Net interest and dividend income after provision for loan losses	3,516	3,475	7,193	7,063

Noninterest income:
Income from fiduciary activities	489	472	921	895
Fees from sale of non-deposit products	71	67	122	131
Service charges on deposit accounts	141	143	279	280
Other deposit fees	159	144	305	271
Gains on sales of loans, net	—	14	—	14
Income on cash surrender value of life insurance	52	51	104	104
Other income	184	296	422	448

Total noninterest income	1,096	1,187	2,153	2,143

Noninterest expense:
Salaries and employee benefits	2,128	2,274	4,366	4,434
Director fees	88	69	167	143
Occupancy expense	334	344	673	731
Equipment expense	200	151	395	309
Data processing fees	189	202	394	430
Marketing and public relations	93	122	194	186
Professional fees	156	274	284	436
Other expense	378	388	752	796

Total noninterest expense	3,566	3,824	7,225	7,465

Income before income taxes	1,046	838	2,121	1,741
Income taxes	327	263	664	531

Net Income	$719	$575	$1,457	$1,210

Earnings per share:
Weighted average shares outstanding	1,893,343	1,868,142	1,891,955	1,867,630

Weighted average diluted shares outstanding	1,927,028	1,932,301	1,931,343	1,932,033

Earnings per common share	$0.38	$0.31	$0.77	$0.65
Earnings per common share, assuming dilution	$0.37	$0.30	$0.75	$0.63
Dividends per share	$—	$0.20	$0.40	$0.40

The accompanying notes are an integral part of these condensed consolidated financial statements.

*Statements contained in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and expectations of management as well as the assumptions made using information currently available to management. Since these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions, including, among others: changes in market interest rates and general and regional economic conditions; changes in government regulations; changes in accounting principles; and the quality or composition of the loan and investment portfolios and other factors that may be described in the Company’s quarterly reports of Form 10-Q and its annual report on Form 10-K, each filed with the Securities and Exchange Commission, which are available at the Securities and Exchange Commission’s internet website (www.sec.gov) and to which reference in hereby made. Therefore, actual future results may differ significantly from results discussed in the forward-looking statements.

Beverly National Bank, a subsidiary of Beverly National Corporation, is headquartered in Beverly, MA, and operates full-service branch offices in Downtown Beverly, Cummings Center – Beverly, North Beverly, Danvers, Hamilton, Manchester-by-the-Sea and Topsfield. The Bank offers a full array of consumer products and services including full electronic banking, financial planning, trust and investment services and business specialties. Incorporated in 1802, Beverly National Bank is the oldest community bank in the United States. The Bank’s deposits are insured by the FDIC in accordance with the Federal Deposit Insurance Act.

The issuer has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-635-6851.